Exhibit 99.1

Alibaba Group Prices Offering of HK$12.023 Billion of Zero Coupon Exchangeable Bonds

Hong Kong, China, July 4, 2025 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the pricing of its private offering (the “Bond Offering”) of HK$12.023 billion aggregate principal amount of Zero Coupon Exchangeable Bonds due 2032 (the “Bonds”) by reference to the ordinary shares of Alibaba Health Information Technology Limited (“Alibaba Health”) that are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (HKEX: 00241) (“AH Shares”). The Bonds were offered to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Bond Offering is expected to close on July 9, 2025, subject to customary closing conditions.

When issued, the Bonds will be unsecured and unsubordinated obligations of Alibaba Group. The Bonds will not bear regular interest. The Bonds will mature on July 9, 2032, unless redeemed, exchanged or purchased in accordance with their terms prior to such date.

Holders of the Bonds may exchange all or any portion of the Bonds at their option at any time on or after the 41st day following the issue date of the Bonds to, and including, the close of business on the fifth scheduled trading day immediately preceding the maturity date of the Bonds. Upon exchange, the Company may, at its option, elect to satisfy its exchange obligation by delivering AH Shares, cash, or a combination of cash and AH Shares, each in accordance with the terms set forth in the Bonds.

Alibaba Health is a consolidated subsidiary of Alibaba Group, in which Alibaba Group holds approximately 64% of equity interest. Alibaba Group expects Alibaba Health to remain a flagship healthcare platform and consolidated subsidiary of Alibaba Group upon issuance and following any future exchange of the Bonds into AH Shares, and will continue close collaboration with Alibaba Health and members of Alibaba ecosystem to drive “AI + Healthcare” industry transformation.

The initial exchange ratio of the Bonds will be approximately 160,513.6 AH Shares per HK$1,000,000 principal amount of Bonds, which is equivalent to an initial exchange price of HK$6.23 per AH Share. The initial exchange price represents a premium of 48% over the per-share price in the Delta Placement described below, which was HK$4.21 per AH Share. Based on the initial exchange price and assuming the Bonds are exchanged in full for AH Shares, the initial exchange property referenced by the Bonds will represent up to approximately 12% of the issued share capital of Alibaba Health as of May 31, 2025. The exchange price, and accordingly the exchange ratio, will be subject to certain customary adjustments on the terms set forth in the Bonds. In addition, following certain corporate events that occur prior to the fifth scheduled trading day immediately preceding the maturity date or following our delivery of a notice of redemption, we will, in certain circumstances, increase the exchange ratio of the Bonds for a holder who elects to exchange its Bonds in connection with such a corporate event or redemption, as the case may be, as further described below.

Holders of the Bonds may require the Company to redeem all or part of their Bonds for cash on July 9, 2030, or following the occurrence of certain corporate events, subject to certain conditions. The redemption price, in each case, will be equal to 100% of the principal amount of the Bonds to be redeemed.

The Company may redeem all but not part of the Bonds in the event of certain tax law changes (the “Tax Redemption”). The Company may also redeem all but not part of the Bonds at any time if less than 10% of the aggregate principal amount of the Bonds originally issued remains outstanding at such time (the “Cleanup Redemption”). Except in connection with a Tax Redemption or a Cleanup Redemption, the Company may not redeem the Bonds prior to July 9, 2030. At any time after July 9, 2030, the Company may also redeem for cash all or part of the Bonds if the Closing Price (as defined) of AH Shares has been at least 130% of the exchange price then in effect on each of at least 20 trading days (whether or not consecutive) out of 30 consecutive trading days, the last of which occurs not more than five trading days prior to the date the Company provides notice of redemption (such redemption, an “Optional Redemption”). The redemption price in the case of a Tax Redemption, a Cleanup Redemption or an Optional Redemption will equal to 100% of the principal amount of the Bonds to be redeemed.

Alibaba Group estimates that the net proceeds from the Bond Offering will be approximately HK$11.9 billion, after deducting the bookrunners’ commissions and estimated offering expenses payable by the Company, which expenses are subject to finalization.

Alibaba Group intends to use the net proceeds from the Bond Offering for general corporate purposes, including investments to support the development of our Cloud infrastructure and international commerce businesses.

The Bonds are expected to be listed on the Vienna MTF operated by the Vienna Stock Exchange within 60 days after closing of the Bond Offering.

Investor Hedging Transactions

The Company expects that certain purchasers of the Bonds may employ a convertible arbitrage strategy by short selling AH Shares or by entering into short derivative positions with respect to AH Shares to hedge their exposure to the Bonds. Any such activity could take place concurrently with or shortly after the pricing of the Bonds and could lead to any decline (or offset against any appreciation) of the market price of AH Shares or any securities referencing AH Shares, including the Bonds. Further, such investors may dynamically modify their hedges from time to time while the Bonds are outstanding, by short selling or purchasing AH Shares in secondary market transactions or entering into equivalent derivative positions, which could affect the market price of AH Shares or any securities referencing AH Shares at the time, including the Bonds.

Concurrently with the pricing of the Bonds, certain bookrunners of the Bond Offering facilitated a sale of AH Shares, representing the expected initial delta of such hedging investors’ short position, in privately negotiated transactions solely to non-U.S. persons outside of the United States (such sale, a “Delta Placement”). In connection with the Delta Placement, a wholly-owned subsidiary of the Company (the “Lender”) has entered into a stock borrowing and lending arrangement with an affiliate of one of the bookrunners (the “Borrower”), pursuant to which the Lender has committed to lending a certain number of AH Shares (the “Borrowed Shares”) to the Borrower. The Borrower has agreed to on-lend a portion of the Borrowed Shares to the other bookrunners to facilitate hedging activities of certain investors in the Bonds.

Other Matters

The Bonds, the AH Shares deliverable upon exchange of the Bonds, if any, and the Borrowed Shares (collectively, the “Securities”), have not been and will not be registered under the Securities Act or any U.S. state securities laws, and are being offered and sold to certain non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Bond Offering and Delta Placement of Borrowed Shares, and there can be no assurance that the Bond Offering and/or the Delta Placement of Borrowed Shares will be completed.

All translations of U.S. dollars, Renminbi and Euros into Hong Kong dollars in this press release were made at a rate of US$1.00 to HK$7.8499, RMB1.00 to HK$1.0960 and €1.00 to HK$9.2593, respectively.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The Company aims to build the future infrastructure of commerce. It does not pursue size or power. It aspires to be a company that will last for 102 years.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, the terms of the Bonds, the Delta Placement and stock lending arrangement, future relationship between Alibaba Group and Alibaba Health, whether the Company will complete the Bond Offering, and the expected listing of the Bonds, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com